Exhibit 99.1

The9 Announces JV Acquisition to Operate Proprietary Mobile Games Ultraman:

Hero Beyond Time (奥特曼:超时空英雄) and Glory All Stars (荣耀全明星)

Shanghai, China, September 19, 2025 — The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. has entered into a definitive agreement with Shanghai ZhongShun HengXin Network Technology Co., Ltd. (“ZhongShun”) to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, Shanghai ZhongXinShun Network Technology Co., Ltd. (the “Joint Venture”). ZhongShun will contribute the exclusive rights of its two proprietary mobile games into the Joint Venture:

1.	Glory All Stars – An action RPG that has achieved more than RMB2 billion cumulative gross revenue since its launch, with a stable gross margin of approximately 40%.

2.	Ultraman: Hero Beyond Time – A newly developed action RPG title based on the globally renowned Ultraman IP, designed as an upgraded version of Glory All Stars with proven game play mechanics stability and strong IP-driven appeal.

All after-tax profits of the Joint Venture will be distributed as dividends every quarter according to the shareholding ratio of the Joint Venture partners. The consideration of the Joint Venture’s 51% equity includes RMB69 million (approximately US$9.7 million) and The9 restricted shares with a value of RMB46 million (approximately US$6.5 million). Both payment of cash and restricted shares are based on instalments and are only payable according to the actual achievement of the Joint Venture's profits as committed by ZhongShun in the coming 3 years.

“We are very excited to join forces with The9. Glory All Stars has already proven itself as a blockbuster title, generating more than RMB2 billion cumulative gross revenue over the past 4 years with a healthy 40% gross margin. Building on this foundation, Ultraman: Hero Beyond Time is positioned to become the next blockbuster success. With the Ultraman franchise massive global fan base and our data-driven design, we believe this title has the potential to surpass Glory All Star’s lifetime performance within 3 years after launch. So far, we have over 2.5 million registered users since close beta test.

“Beyond these two titles, the Joint Venture with The9 is also preparing additional proprietary games in our pipeline, in order to build a long-term franchise ecosystem. Together with The9’s proven publishing strength and our development expertise, we are confident that the Joint Venture will continue to deliver more blockbuster games and create tremendous value to the shareholders,” said Yu Su, CEO of ZhongShun.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com